Mail Stop 3561

February 19, 2008

By U.S. Mail and facsimile to (808) 543-7602

Constance H. Lau
President and Chief Executive Officer
Hawaiian Electric Industries, Inc.
900 Richards Street
Honolulu, HI 96813

> **Re: Hawaiian Electric Industries, Inc.**
> **Definitive 14A**
> **Filed March 27, 2007**
> **File No. 1-08503**

Dear Ms. Lau:

We have reviewed your December 20, 2007 response to our comments of December 6, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets for ongoing and future performance periods. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3238.

Sincerely,

Ellie Quarles
Special Counsel

cc: Chet A. Richardson
        Vice President, General Counsel